Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of ComSovereign Holding Corp. (the “Company”) of our report dated July 5, 2020, relating to our audit of the Company’s consolidated financial statements as of December 31, 2019 and for the period from January 10, 2019 (inception) through December 31, 2019. Our report contains an explanatory paragraph that states the Company has experienced losses, negative cash flows from operations, has limited capital resources, and an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also consent to the reference to our Firm under the heading “Experts” in this Registration Statement on Form S-1.

/s/ HASKELL & WHITE LLP

San Diego, California

February 5, 2021